Mail Stop 4561
      May 24, 2005

Mr. Kannan Ramasamy
President and CEO
Aegis Communications Group, Inc.
8001 Bent Branch Drive
Irving, TX  75063

RE:	Aegis Communications Group, Inc.
	Form 8-K
	Filed May 9, 2005
            File No. 0-14315

Dear Mr. Ramasamy:

      We have reviewed your filing and have the following comments.
We ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 9, 2005

1. Supplementally provide a detailed description of the accounting errors identified by your former auditors relating to the lack of adequate accounting staff, the revenue recognition process, and the timely closing of the books, and the amounts involved. Also, tell us in what period these reportable events occurred and whether or not you intend to restate any prior period for any adjustment resulting from the reportable event; and if not, why not.

2. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

3. Please provide us with a schedule of your year end adjustments to close the books, or adjustments recorded in connection with or as a result of the audit for the year ended December 31, 2004. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3466.



							Sincerely,



							Matthew Maulbeck
							Staff Accountant
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Mr. Kannan Ramasamy
Aegis Communications Group, Inc.
May 24, 2005
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